Exhibit (a)(2)

COVER MEMO TO HOLDERS OF ELIGIBLE OPTIONS

TO:	[Name of Option Holder]

FROM:	Sun Microsystems, Inc. Legal Department

DATE:	November 16, 2007

SUBJECT:	Urgent Information Regarding Your Sun Stock Options — Option Amendment Program

As we have previously informed you, Section 409A of the Internal Revenue Code imposes certain adverse tax consequences (including a 20% penalty tax) on stock options that were granted with an exercise price that was below the fair market value of the underlying common stock on the grant measurement date for accounting and tax purposes (which we refer to as the “grant measurement date”) and which vested after December 31, 2004.  You are receiving this package because we have determined that you were granted stock options, either pursuant to the (i) Sun Microsystems, Inc. Equity Compensation Acquisition Plan, (ii) Pirus Networks, Inc. 2000 Stock Option Plan (which options were subsequently assumed by Sun), or (iii) Waveset Technologies, Inc. Amended and Restated 2000 Stock Plan (which options were subsequently assumed by Sun), that meet the foregoing criteria and thus may be subject to potential adverse tax consequences of Section 409A.

To provide you with the opportunity to avoid the adverse tax consequences of Section 409A, Sun is making an offer to amend certain of your below-market options (the “Offer”).  We have attached the following documents that provide more detailed information about the Offer:  (1) an Offer to Amend dated November 16, 2007; (2) a Letter of Transmittal; and (3) a Withdrawal Form.

You should read all of the attached documents carefully before deciding whether to participate in the Offer.  The Offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Amend and Letter of Transmittal.  The Offer to Amend contains detailed information about the Offer, including the options eligible for amendment pursuant to the Offer (“Eligible Option”), the tax consequences of accepting or not accepting the Offer, and the risks relating to the Offer.  A Summary Term Sheet, in the form of a “Question and Answer” section, is provided on pages 1 through 9 of the Offer to Amend.

If you wish to participate in the Offer, you will need to complete, sign and date the enclosed Letter of Transmittal and send your completed Letter of Transmittal to us via e-mail to 409A_questions@sun.com, or by interoffice mail, hand delivery, overnight courier or U.S. mail to Global Stock Plan Services, Sun Microsystems, Inc., SCA 22-120, 4220 Network Circle, Santa Clara, CA  95054, Attn.: 409A Offer.  Your completed Letter of Transmittal must be received no later than 12:00 midnight, Eastern Time, on December 14, 2007, unless the Offer is extended (we will notify you if the Offer is extended).

You should be aware that adverse tax consequences of Section 409A may apply to your Eligible Options if it they are not amended pursuant to the Offer.

Please note that this package is personal to the intended recipient and may not be distributed to any other person. If you have any questions about the Offer, please submit via email to 409A_questions@sun.com.

Although our Leadership Development and Compensation Committee has approved this Offer, neither Sun nor any member of our Board of Directors makes any recommendation as to whether you should accept the Offer to amend your Eligible Options. You must make your own decision whether to accept the Offer to amend your Eligible Options, after taking into account your own personal circumstances and preferences. If you are considering participating in the Offer, we recommend that you consult your own tax advisor concerning the federal income tax consequences of participating in the offer, or not participating in the Offer, in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.